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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*

                              Grant Prideco, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    38821G10
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this |_| statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

SEC 1745 (10-85)


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CUSIP NO. 38821G10                     13G             PAGE 2 OF 5 PAGES

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Massachusetts Financial Services Company ("MFS")
     I.R.S. Identification No.:  04-2747644
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   /   /           (b)     /   /
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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        NUMBER OF        5    SOLE VOTING POWER

            SHARES            12,053,519 shares of common stock

     BENEFICIALLY

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         OWNED BY        6    SHARED VOTING POWER

             EACH

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        REPORTING        7    SOLE DISPOSITIVE POWER

           PERSON             12,072,497 shares of common stock

             WITH

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                           8 SHARED DISPOSITIVE POWER

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,072,497 shares of common stock of which 6,524,000 shares are also beneficially owned by MFS Series Trust VII - MFS Capital Opportunities Fund ("MVF") (see page 3) and 5,548,497 shares are also beneficially owned by certain other non-reporting entities as well as MFS.
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.1%
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12   TYPE OF REPORTING PERSON*
     IA

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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 38821G10                     13G             PAGE 3 OF 5 PAGES

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MFS Series Trust VII - MFS Capital Opportunities Fund ("MVF") I.R.S. Identification No.: 04-6490290
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   /   /           (b)     /   /
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

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        NUMBER OF        5    SOLE VOTING POWER

            SHARES

     BENEFICIALLY

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         OWNED BY        6    SHARED VOTING POWER

             EACH

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        REPORTING        7    SOLE DISPOSITIVE POWER

           PERSON

             WITH

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                           8 SHARED DISPOSITIVE POWER

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,524,000 shares of common stock (as noted on page 2, Item 9, MFS is also a beneficial owner of these 6,524,000 shares).
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%
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12   TYPE OF REPORTING PERSON*

     IV

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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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SCHEDULE 13G                                           PAGE 4 OF 5 PAGES

ITEM 1:   (a)   NAME OF ISSUER:

                Grant Prideco, Inc.

          (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                1450 Lake Robbins Drive, Suite 600
                The Woodlands, TX  77380

ITEM 2:   (a)   NAME OF PERSON FILING:

                Massachusetts Financial Services Company ("MFS")*

          (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                For MFS and MVF:
                500 Boylston Street
                Boston, MA  02116

          (c)   CITIZENSHIP:

                For MFS, see Item 4 on page 2; for MVF, see Item 4 on page 3

          (d)   TITLE OF CLASS OF SECURITIES:

                Common Stock

          (e)   CUSIP NUMBER:

                38821G10

ITEM 3:         For MFS, see Item 12 on page 2; for MVF, see Item 12 on page 3

ITEM 4:   (a)   AMOUNT BENEFICIALLY OWNED:

                For MFS, see Item 9 on page 2; for MVF, see Item 9 on page 3

          (b)   PERCENT OF CLASS:

                For MFS, see Item 11 on page 2; for MVF, see Item 11 on page 3

          (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE POWERS:

                For MFS, see Items 5 and 7 on page 2
--------------------------
* This Schedule 13G is also filed pursuant to Rule 13d-1(f) on behalf of MFS Series Trust VII - MFS Capital Opportunities Fund ("MVF") (see page 3 and
     Exhibit 1 attached hereto).

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SCHEDULE 13G                                           PAGE 5 OF 5 PAGES

ITEM 5:         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Inapplicable

ITEM 6:         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON:

                Inapplicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Inapplicable

ITEM 8:         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Inapplicable

ITEM 9:         NOTICE OF DISSOLUTION OF GROUP:

                Inapplicable

ITEM 10:        CERTIFICATION:

                By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 23, 2001

Massachusetts Financial Services Company

By:    STEPHEN E. CAVAN
       Stephen E. Cavan
       Senior Vice President,
       Secretary and General Counsel
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                                                                     EXHIBIT 1

                 MFS(R) CAPITAL OPPORTUNITIES FUND, a series of
                             MFS(R)SERIES TRUST VII
               500 BOYLSTON STREET o BOSTON o MASSACHUSETTS 02116
                                 617 o 954-5000



                                        January 26, 1999



Massachusetts Financial Services Company
500 Boylston Street
Boston, MA  02116

         Re:   Rule 13d-1

Gentlemen:

         This letter is to memorialize our agreement that you shall file all statements on Schedule 13G required to be filed on behalf of MFS Capital Opportunities Fund, a series of MFS Series Trust VII, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. If the foregoing is acceptable to you, please sign and return to us the enclosed copy of this letter.

                                        Very truly yours,



                                        W. THOMAS LONDON
                                        W. Thomas London
                                        Treasurer

The foregoing is acceptable.

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:             ARNOLD D. SCOTT
   -----------------------------------------------
                Arnold D. Scott
         Senior Executive Vice President,
              Secretary and Director